

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Kenneth Myszkowski
Chief Financial Officer
Arrowhead Pharmaceuticals, Inc.
177 E. Colorado Blvd, Suite 700
Pasadena, California 91105

> **Re: Arrowhead Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Filed November 28, 2022**
> **File No. 001-38042**

Dear Kenneth Myszkowski:

     We have reviewed your March 3, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment is to comments in our February 10, 2023 letter.

Form 10-K for the Fiscal Year Ended September 30, 2022

Notes to the Consolidated Financial Statements
Note 2. Collaboration and License Agreements
Joint Venture and License Agreement with Visirna Therapeutics, Inc. , page F-18

1.   We note your response to our prior comment two. Please explain your assertion that your contribution of Licensed Products to the joint venture was between entities under common control. In this regard, Visirna appears to have been incorporated by Vivo Capital on January 25, 2022. It is therefore unclear how Visirna was considered an entity under common control at the time of your initial investment on April 25, 2022.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences